Filed Pursuant to Rule 433

Registration No. 333-255917

Dated June 24, 2021

JUNE 2021 siriuspt.com SiriusPoint Ltd. Roadshow - Series B Preference Shares

KEY TRANSACTION TERMS

KEY TERMS OF SERIES B PREFERENCE SHARES Issuer SiriusPoint Ltd. Exchange NYSE (expected listing) Security Series B Preference Shares Security Ratings Standard & Poor’s BB+ (stable) / Fitch BB+ (stable) Offering Format SEC Registered Dividend 8.000% until February 26, 2026 (First Reset Date), Resetting on the First Reset Date and every 5 years thereafter at the 5-year U.S. Treasury Rate+7.298% Maturity Date Perpetual Optional Redemption Par call in whole or in part on February 26, 2026 and every 5 years thereafter. In whole but not in part: Capital Disqualification Event at par; Tax Event at par; Rating Agency Event at $25.50 Liquidation Preference $25.00 Joint Bookrunners Morgan Stanley & Co. LLC, BofA Securities, Inc., UBS Securities LLC, Wells Fargo Securities, LLC 3

COMPANY INFORMATION

DISCLAIMER For informational purposes only 5 Forward- Looking Statements We make statements in this report that are forward-looking statements within the meaning of the federal securities laws, including the Private Securities Litigation Reform Act of 1995, including statements related to our intent to optimize our underwriting returns with reduced volatility, stabilize technology operations, grow our core insurance and reinsurance books, invest in and grow diversifying, differentiated, high margin business lines, form strategic partnerships with entrepreneurial businesses, invest and build businesses with increased diversity of revenue sources and modernize data and technology stack, the outcome of our strategic plan and the recovery of IMG’s business during the second half of 2021. SiriusPoint Ltd.(the “Company “) cautions you that the forward-looking information presented in this presentation is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward- looking information contained in this presentation. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “plan,” “seek,” “comfortable with,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” or the negative thereof or variations thereon or similar terminology. Actual events, results and outcomes may differ materially from the Company’s expectations due to a variety of known and unknown risks, uncertainties and other factors. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the costs, expense and difficulties of the integration of the operations of Sirius International Insurance Group, Ltd.(“Sirius Group”); the impact of the novel coronavirus (COVID-19) pandemic or other unpredictable catastrophic events that could adversely affect our results of operations and financial condition; fluctuations in our results of operations; a downgrade or withdrawal of our financial ratings would significantly and negatively affect our ability to implement our business strategy successfully; loss and loss adjustment expenses reserves may be inadequate to cover SiriusPoint’s ultimate liability for losses and as a result its financial results could be adversely affected; global climate change and/or periods characterized by excess underwriting capacity and unfavorable premium rates may have an adverse effect on our business, operating results and financial conditions; SiriusPoint’s investment portfolio may suffer reduced returns or losses; adverse changes in interest rates, foreign currency exchange rates, equity markets, debt markets or market volatility could result in significant losses to SiriusPoint’s investment portfolio; legal restrictions on certain of SiriusPoint’s insurance and reinsurance subsidiaries’ ability to pay dividends and other distributions to SiriusPoint; SiriusPoint’s significant deferred tax assets, which could become devalued if either SiriusPoint does not generate sufficient future taxable income or applicable corporate tax rates are reduced; the lack of availability of capital; future strategic transactions such as acquisitions, dispositions, mergers or joint ventures; technology breaches; our concentrated exposure in Third Point Enhanced LP (the “TP Fund”) whose investment strategy may bear substantial investment risks; conflicts of interest among various members of TP Fund, Third Point LLC and SiriusPoint may adversely affect us; risks and factors listed in the Quarterly Report on Form 10-Q for the period ended March 31, 2021 and any subsequent reports filed with the Securities and Exchange Commission (the “SEC”). Non-GAAP Financial Measures This presentation contains non-GAAP financial information. SiriusPoint’s management uses this information in its internal analysis of results and believes that this information may be informative to investors in gauging the quality of SiriusPoint’s financial performance, identifying trends in our results and providing meaningful period-to-period comparisons but these non-GAAP measures should not be viewed as a substitute for measures determined in accordance with U.S. GAAP. Book value per share metrics, including basic book value per share, tangible book value per share, diluted book value per share and tangible book value per share included in this presentation, are non-GAAP financial measures, and there are no comparable GAAP measures. We believe that long-term growth in book value per share is an important measure of our financial performance because it allows our management and investors to track over time the value created by the retention of earnings. In addition, we believe this metric is used by investors because it provides a basis for comparison with other companies in our industry that also report a similar measure although these non-GAAP financial measures may be defined or calculated differently by other companies. See the Appendix for definitions of these non-GAAP measures and reconciliations to the most comparable U.S. GAAP measure. The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the underwriters participating in the offering will arrange to send you the prospectus by contacting: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; BofA Securities, Inc., Attention: Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255 or by email at dg.prospectus_requests@bofa.com; UBS Securities LLC, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, NY 10019, by telephone at (888) 827-7275, or by email at ol-prospectus-request@ubs.com; or Wells Fargo Securities, LLC, Attention: WFS Customer Service, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, by telephone at (800) 645-3751, or by email at wfscustomerservice@wellsfargo.com This offering of securities is made only by means of a preliminary prospectus supplement together with the accompanying prospectus, which has been filed with the SEC. You may obtain a copy of the preliminary prospectus supplement and accompanying prospectus for the offering by visiting EDGAR on the SEC website at www.sec.gov.

For informational purposes only Management Team with Diverse Experience Stabilize Underwriting Portfolio with Improved Returns Expand and Invest in Higher Margin Business Lines Combine Capital Markets Expertise with Platform to Drive Value via Strategic Partnerships Be a Leader and Invest In Innovation Best-in-class Investment Manager Designed to Deliver Attractive Risk Adjusted Returns VISION: TO GROW OUR BUSINESS, CREATE VALUE, AND POSITIVELY IMPACT A CHANGING WORLD BY BEING THE MOST ADAPTIVE (RE)INSURER IN THE MARKET LAUNCH OF SIRIUSPOINT 6

For informational purposes only EXECUTIVE LEADERSHIP TEAM 7 Sid Sankaran Chief Executive Officer and Chairman David Junius Chief Financial Officer Monica Cramér Manhem President, International Reinsurance David Govrin Global Chief Underwriting Officer and President, Americas Reinsurance Rachael Dugan General Counsel Vievette Henry Chief People Officer Ming Zhang Chief Investment Officer Dan Malloy President, Global Distribution and Head of Runoff Prashanth Gangu Chief Operating Officer and President, Insurance and Services SEGMENT LEADERS

For informational purposes only 8 DEAL THESIS IS UNCHANGED FROM ANNOUNCEMENT RATINGS OVERVIEW AM Best Rating Overview S&P Comments “Building on [Sirius Group’s] brand reputation and established long-term relationships, we expect the combined entity SiriusPoint will be able to take advantage of the hardening reinsurance market while reducing its dependence on property catastrophe business.” “SiriusPoint’s prospective capital adequacy under our risk-based capital model is expected to be excellent.” “The merger’s successful completion has alleviated our concerns regarding Sirius Group’s dispute with [CMIG] and the effectiveness of Sirius Group’s governance.” Source: Latest public releases as of March 2021. A- AM Best Financial strength ratings S&P Rating Overview .. Financial Strength Ratings: A-(negative outlook) revised up from credit watch negative .. Capital and Earnings: Very Strong .. Competitive Position: Strong .. Business Risk Profile: Strong .. Financial Risk Profile: Satisfactory .. Financial Strength Ratings: A-(stable outlook) revised up from developing implications .. Balance Sheet Strength: Very Strong .. Operating Performance: Adequate .. Business Profile: Neutral .. Enterprise Risk Management: Appropriate A- S&P AM Best Comments “AM Best has removed from under review with developing implications and affirmed the [ratings].” “The ratings reflect SiriusPoint’s balance sheet strength, which AM Best assesses as very strong, as well as its adequate operating performance, neutral business profile and appropriate enterprise risk management.” “SiriusPoint’s balance sheet strength is underpinned by its consolidated risk- adjusted capitalization … which is expected to remain at the strongest level.” A- Fitch

For informational purposes only BUSINESS SEGMENTS 9 Accident & Health Insurance and Reinsurance Underwriting A&H insurance, as well as medical, travel and personal accident reinsurance International Medical Group, Inc. (“IMG”) full-service global health and travel insurance, and assistance Armada Corp Capital, LLC (“Armada”) U.S. supplemental medical insurance Specialty Aviation & Space aviation operations and satellite insurance Marine & Energy marine reinsurance and yacht insurance Credit short-term commercial credit and bond reinsurance Contingency event cancellation and non-appearance Casualty cross-section of all casualty lines including general liability, umbrella, auto, workers compensation, professional liability and others Environmental insurance for pollution coverage Mortgage mortgage reinsurance & retrocession Property Property Catastrophe Excess Reinsurance covers losses from catastrophic events Agriculture Reinsurance reinsurance coverage for Gov’t-sponsored multi-peril crop insurance Other Property Insurance & Reinsurance Runoff & Other Sirius Global Solutions and Other asbestos, environmental, and other long-tail liability exposures, as well as certain retroactive reinsurance contracts

INVESTMENTS

SiriusPoint Investment Portfolio (1Q 2021)


25%
40%
35%

- **40%** Fixed Income and Cash & Cash Equivalent
- **35%** Collateral Assets
- **25%** Risk Assets

- Total return investment strategy
- Investment portfolio heavily weighted towards traditional fixed income, cash, and cash equivalents to support regulatory collateral requirements
- Strong partnership with Third Point LLC with positions in their long/short equity, credit, and venture funds
- Strategic investments in InsurTech companies

For informational purposes only 10

For informational purposes only THREE PILLARS OF OUR STRATEGIC PLAN 11 FOCUS AND STABILIZE • Optimize underwriting returns with reduced volatility (e.g., portfolio capital allocation by product (e.g. cat PML), grow non-cat lines) • Perform full underwriting and operations review • Stabilize technology and operations REVITALIZE AND GROW • Grow our core insurance and reinsurance books • Invest in and grow diversifying, differentiated, high margin areas (e.g., A&H, Specialty) • Form strategic partnerships with, and invest in, entrepreneurial businesses MODERNIZE AND BREAKOUT • Invest to build differentiated businesses with increased diversity of revenue sources (e.g. fees, strategic investment gains, etc.) (e.g., Pie, Rhino, Noblr) • Modernize data and technology stack

1Q 2021 FINANCIAL UPDATE

For informational purposes only 13 1Q 2021 FINANCIAL RESULTS KEY PERFORMANCE INDICATORS (“KPIs”) 1. Basic book value per share, tangible basic book value per share, diluted book value per share and tangible diluted book value per share are non-GAAP financial measures. See Appendix for reconciliations of non-GAAP financial measures. 2. In the first quarter of 2021, we changed the method for calculating the dilutive effect of restricted shares, restricted share units and options to calculate the dilutive impact in a manner consistent with how dilution is calculated using the treasury stock method for earnings per share. See Appendix for additional information. 3. Prior year comparatives represent amounts as of December 31, 2020. 4. Dilution in book value per share is a result of share issuance related to the acquisition of Sirius Group. (4) (4) (4) (4)

For informational purposes only 1Q 2021 CONSOLIDATED INCOME STATEMENT 14 Net Underwriting Results o Includes 1 month of Sirius Group results (March) • Net income of $131m; Combined ratio of 96.6% • $5.7m in cat losses (winter storm Uri), an impact of 2.2% on the combined ratio. $40m including 3 months of Sirius Group • Losses from COVID-19 of $3m, or 2.1% on the combined ratio from earn in of multi-year policies – no change to ultimate loss pick Net Investment Income o $187m result of strong results in the TP Enhanced Fund and increase in legacy Sirius Group strategic investments Expenses o Higher corporate expenses driven by merger-related expenses

1Q 2021 SEGMENT RESULTS For informational purposes only 15 General o Launching 4 segments: A&H, Specialty, Property and Runoff A&H o Strong results in the primary, reinsurance and Armada segments. IMG negatively impacted by pandemic, expecting recovery in 2H21 Specialty o Higher loss picks on long-tail casualty lines following 4Q and PGAAP reserve adjustments; cautious approach on high-growth Pie and Arcadian new business Property o Catastrophe losses (winter storm Uri), partially offset by strong attritional loss results 38% 23% Accident & Health 35% Property Specialty 1. Includes service fee revenue from the Company’s MGUs of $10.8 million for the three months ended March 31, 2021. 2. Loss and loss adjustment expenses incurred, net and other underwriting expenses include expenses associated with the Company’s MGUs of $1.0 million and $7.3 million, respectively, for the three months ended March 31, 2021. 3. Underwriting ratios are calculated by dividing the related expense by net premiums earned. 4. Ratios considered not meaningful ("NM") to Runoff & Other. (4) (3) (2) (2) (1) (1) (1)

For informational purposes only 16 1Q 2021 CONSOLIDATED BALANCE SHEET Intangible Assets o $174m of intangibles established following the acquisition made up of Distribution and MG/MGU relationships, and Lloyds capacity. $400m Sirius Group goodwill for IMG and Armada written off in purchase accounting Liability Classified Capital Instruments o Contingent consideration in the merger reflected in Liability Classified Capital Instruments, including Warrants, Series A Preference Shares, Contingent Value Rights, and Upside Rights issued Debt o Legacy TPRe senior debt and assumed Sirius Group senior debt and sub note o Debt to total capital of 24% Equity o $200m of new Series B preference shares issued in the transaction in equity o $1,077m of proceeds in the transaction; $9m bargain purchase gain recognized in 1Q 2021

SIRIUSPOINT LTD. ISSUED CAPITAL INSTRUMENTS

as of March 31, 2021

Instrument	Number Outstanding (mm)	Face Amount (mm)	Maturity	Rating	Listing	Notes
Basic common shares	158[1]	-	-	-	NYSE - ticker **SPNT**	CM Bermuda currently holds 34% of common shares with 9.9% voting cap. Lock ups expire: 1/3rd October 9, 2021, 1/3rd February 26, 2022, and 1/3rd May 22, 2022
Contingent Value Rights	5	-	2/26/2023	-	OTCQX – ticker **SSPCF**	$13.73 minus VWAP*0.743 per share to be paid out in cash at 2nd anniversary of transaction
Upside Rights	-	Shares equal to $100	2/26/2022	-	-	$100mm if SPNT trades >$20 for any 30 trading day period before February 26, 2022
Warrants	21	-	2/26/2026	-	Pink Sheet	$11 strike price[2]
Preference shares - Series A	12	-	2/26/2024	-	-	Current estimated COVID adjustment >$100mm
Preference shares - Series B	8	$200	perpetual NC5	BB+ (S&P, Fitch)	NYSE listing in progress[3]	8% dividend per annum
SEK-denominated sub debt	-	SEK 2,750	2047	BB+ (S&P, Fitch)	Irish Stock Exchange	STIBOR + 4% coupon
Sirius senior debt	-	$400	2026	BBB (S&P), BBB- (Fitch)	Bermuda Stock Exchange	4.6% coupon
TPRe senior debt	-	$115	2025	BBB- (AMB)	OTCQX	7% coupon

Notes: 1. Excludes unvested restricted shares. 2. In relation only to the warrants issued as consideration. 3. Listing contingent on results of this offering.

Summary terms only presented here. For the full terms and conditions of each of the above securities, please see SiriusPoint's final joint proxy statement / prospectus, filed on October 23, 2020, and our other SEC filings, which can be found in the Investor Relations section of www.siriuspt.com. For the full terms and conditions of Sirius Group's sub-debt and senior-debt, please see Sirius Group's historical SEC filings.

For informational purposes only 17

APPENDIX

For informational purposes only 19 NON-GAAP FINANCIAL MEASURES We have included certain financial measures that are not calculated under standards or rules that comprise U.S. GAAP. Such measures, including basic book value per share, tangible basic book value per share, diluted book value per share and tangible diluted book value per share, are referred to as non-GAAP financial measures. These non-GAAP financial measures may be defined or calculated differently by other companies. We believe these measures allow for a more complete understanding of our underlying business. These measures are used by management to monitor our results and should not be viewed as a substitute for those determined in accordance with U.S. GAAP. Reconciliations of non-GAAP measures to the most comparable U.S. GAAP measures are included below. In the first quarter of 2021, we changed the method for calculating the dilutive effect of restricted shares, restricted share units and options to calculate the dilutive impact in a manner consistent with how dilution is calculated using the treasury stock method for earnings per share. This change had no impact on previously presented basic book value per share. The following table shows the revised diluted book value per share compared to the diluted book value per share as previously presented:

For informational purposes only 20 NON-GAAP FINANCIAL MEASURES Basic book value per share, as presented, is a non-GAAP financial measure and is calculated by dividing common shareholders’ equity attributable to SiriusPoint common shareholders by the number of common shares outstanding, excluding the total number of issued unvested restricted shares, at period end. Tangible basic book value per share, as presented, is a non-GAAP financial measure and is calculated by dividing tangible common shareholders’ equity attributable to SiriusPoint common shareholders by the number of common shares outstanding, excluding the total number of unvested restricted shares, at period end. Tangible book value per share is useful to investors because it measures the realizable value of shareholder returns, excluding the impact of intangible assets. Diluted book value per share and tangible diluted book value per share, as presented, are non- GAAP financial measures and are calculated using the treasury stock method. Under the treasury stock method, we assume that proceeds received from in-the-money options and/or warrants exercised are used to repurchase common shares in the market. The dilutive effect of restricted shares, restricted share units and options are calculated in a manner consistent with how dilution is calculated using the treasury stock method for earnings per share. We have also followed a similar approach for calculating dilution for warrants, Series A preference shares, Upside Rights and other potentially dilutive securities issued as part of our acquisition of Sirius Group.

For informational purposes only THANK YOU